UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 25, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly Held Company CNPJ/MF 02.421.421/0001-11 NIRE 333.0032463-1 MINUTES OF FISCAL COUNCIL MEETING HELD ON MARCH 24th, 2025 DATE, TIME AND PLACE: March 24th, 2025, at 5.30 p.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 3rd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”). PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. AGENDA: Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”). CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, the CF members registered their considerations and discussions as follows: Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”). Through a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) amount of R$490,000,000.00 (four hundred and ninety million reais) at R$0.202495716 (zero, point, two, zero, two, four, nine, five, seven one, six cents) of gross value per share; (ii) payment will be made until April 30, 2026; (iii) shall be considered the date of March 31, 2025, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares. On the basis of the material presented, the members of the Fiscal Council expressed in favor of the management proposal.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A. March 24th, 2025 2 Classificado c omo Público CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members. I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book. Rio de Janeiro (RJ), March 24th, 2025. FABIANE RESCHKE Secretary

TIM S.A. Publicly Held Company CNPJ/MF 02.421.421/0001-11 NIRE 333.0032463-1 FISCAL COUNCIL’S OPINION The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$490,000,000.00 (four hundred and ninety million reais) at R$ R$0.202495716 (zero, point, two, zero, two, four, nine, five, seven, one, six cents) of gross value per share, for payment to be made until April 30, 2026, considering the date of March 31st, 2025, to identify the shareholders entitled to receive such amounts. Rio de Janeiro, March 24th, 2025. WALMIR URBANO KESSELI Chairman of the Fiscal Council ELIAS DE MATOS BRITO Member of the Fiscal Council HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 25, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer